Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Theratechnologies Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN that an annual meeting of shareholders (the “Meeting”) of the Corporation will be held at the McCord Museum, 690 Sherbrooke Street West, Montreal, Québec, on Wednesday, May 21, 2014 at 10:00 a.m., local time, for the following purposes:

(1)	to receive the consolidated financial statements for the fiscal year ended November 30, 2013, as well as the auditors’ report thereon;

(2)	to elect directors for the ensuing year;

(3)	to appoint auditors for the ensuing year and authorize the directors to set their compensation; and

(4)	to transact such other business as may properly come before the Meeting.

A shareholder who is unable to attend the Meeting in person may appoint an other person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting by completing the enclosed form of proxy or the one provided by your intermediary (stockbroker, bank, trust or trustee) and returning same to the Corporate Secretary of the Corporation, c/o Computershare Trust Company of Canada, 1500 University Street, 7th Floor, Montreal, Québec, Canada H3A 3S8, prior to 5:00 p.m. (Eastern Time) on May 16, 2014.

DATED at Montreal, Québec, Canada, April 23, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Jocelyn Lafond

Jocelyn Lafond Vice President, Legal Affairs, and Corporate Secretary Theratechnologies Inc. 2310 Alfred-Nobel Boulevard Montreal, Québec, Canada H4S 2B4